EXHIBIT 99.1

News for Immediate Release

Electrovaya Launches Multiple Battery System Products for New Robotic Vehicle Platforms with Three Leading OEMs

Multiple battery system products launched for new robotic vehicle platforms for three distinct OEM customers with applications ranging from material handling to surveillance systems

Part of a major product development effort to target the rapidly growing robotics segment, leveraging the Company’s technology advantages around battery safety and longevity

Toronto, Ontario – July 22, 2025 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA; TSX: ELVA), a lithium ion battery technology and manufacturing company, today announced that it has launched multiple battery system products for a variety of robotic vehicle platforms. These battery systems developed in collaboration with three major OEM partners, with 2 based in the USA and 1 in Japan for a variety of robotic vehicle applications ranging from material handling to surveillance applications. Initial deliveries to all three OEMs will begin in the current quarter with anticipated commercial deliveries accelerating from FY 2026 onwards.

The battery solutions were developed to provide long run times, long life expectancy, rapid wireless charging capabilities and operate in 24/7 environments.

“We are excited to launch these new customized solutions for the rapidly expanding robotic vehicle segment with some of the world leading OEMs in the segment in both the United States and Japan.” said Dr. Raj DasGupta, CEO of Electrovaya. “Robotics applications require the most reliable and long lasting battery technologies due to their continuous operating cycles and autonomous nature. We believe that the robotics sector is ideally aligned with our lithium-ion technology strengths and with the rapid rise in AI capabilities, subject to rapid growth. “

For more information, please contact:

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 137,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

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Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, the potential for demand and orders from the described customers in FY 2026, order growth and customer demand in FY 2026 onwards,  future business opportunities, and the  ability to deliver to customer requirements, market size and growth potential. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “planned”, “objective”, “estimated” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in this news release include, but are not limited to assumptions that the Company’s customers will deploy its products in accordance with communicated timing and volumes, that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, and stable political climate with respect to exports from Canada to the United. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing roughly in accordance with historical ordering patterns and communicated intentions, the fact that the expected additional sales from the described customer are expressions of interest and not yet purchase orders, the uncertain effects of the imposition of a new tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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